AM
4/11/2003



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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR 01 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 49109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Broadway
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Stoltz (516)222-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, NY (City) (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-4-14

OATH OR AFFIRMATION

I, Wayne Rothbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Capital, as of March 26, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN McELROY
NOTARY PUBLIC, STATE OF NEW YORK
No. 01MC6050779
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES NOV. 13, 2006

Signature

PRINCIPAL
Title

Kevin McElroy
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evolution Capital, Inc.

Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Directors and Stockholder of
Evolution Capital, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Evolution Capital, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 31, 2003

Evolution Capital, Inc.
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	232,123
Warrants at fair value		239,041
Total assets	$	471,164
Liabilities and stockholder's equity		
Liabilities		
Due to related parties	$	93,674
Current income taxes payable		175,309
Deferred tax liability		8,091
Accounts payable and accrued expenses		12,000
Total liabilities		289,074
Stockholder's equity		
Common stock		
(no par value, 200 shares authorized; 100 shares issued and outstanding)		25,000
Additional paid-in capital		64,823
Retained earnings		92,267
Total stockholder's equity		182,090
Total liabilities and stockholder's equity	$	471,164

1. Organization

Evolution Capital, Inc. (the "Company"), is a wholly owned subsidiary of Thomson Financial Inc. (the "Parent"). The Parent is a wholly owned subsidiary of The Thomson Corporation. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is engaged in investment banking activities which include private placement and corporate finance advisory services.

2. Significant Accounting Policies

Cash and cash equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less. At December 30, 2002, the Company's cash was deposited mainly with one large financial institution and the cash equivalents were held in a money market fund.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue recognition
Investment banking fees are recognized at the time that the private placements are completed. In certain transactions, the Company receives warrants as fees for services provided. Such warrants are recorded at their fair market value (see Note 4).

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments, including cash equivalents and warrants, approximates fair value.

Income taxes
The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates.

The Parent files a consolidated federal return and makes payments on behalf of the Company. Accordingly, the Parent charges the Company for its portion of related income taxes. The Company files separate state and local tax returns.

3. Related Party Transactions

The payable to related parties relates to certain salaries, commissions and benefit, personnel and administrative expenses incurred by the Parent on behalf of the Company. These expenses are charged to the Company based upon an allocation as determined by a service agreement between the Parent and the Company. The only expenses that are paid directly out of the Company are those related professional fees.

4. Fair Value of Warrants

The Company uses its best judgment in estimating the fair value of its warrants. The fair value estimates presented herein are not necessarily indicative of an amount which the Company could realize in a current transaction. Because of the inherent uncertainty of valuation, these estimated fair values do not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the differences could be material. At December 31, 2002, the Company had two outstanding warrants, received as fees for investment banking transactions, with a total estimated fair value of $239,041.

5. Income Taxes

The income tax provision is comprised of the following:

	Current	Deferred	Total
Federal	$102,837	$ 6,481	$109,318
State and local	28,013	1,610	29,623
Total	$130,850	$ 8,091	$138,941

At December 31, 2002, the Company has a deferred tax liability of $8,091 relating to the reporting of unrealized gains on warrants in different periods for tax and reporting purposes. The effective rate differs from the statutory federal income tax rate due to the effect of state and local taxes and adjustments to prior year's tax accruals.

6. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had regulatory net capital and minimum regulatory net capital requirement of $38,720 and $19,273, respectively. Therefore, the Company was in excess of its statutory requirement by $19,448. The Company's ratio of aggregate indebtedness to net capital was 7.47 to 1.

7. Subsequent Events

During February 2003, the Company's sole revenue producer and principal officer notified the Company that he will be leaving effective April 30, 2003. The Company has ceased broker-dealer operations and expects to file a Form BD-W withdrawing its broker-dealer registration in full.